UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PEACHTREE ALTERNATIVE STRATEGIES FUND

(Name of Subject Company (Issuer))

PEACHTREE ALTERNATIVE STRATEGIES FUND

(Name of Filing Person(s) (Issuer))

Institutional Shares

(Title of Class of Securities)

70469B 102

(CUSIP Number of Class of Securities)

Jesse D. Hallee

Secretary

Peachtree Alternative Strategies Fund

225 Pictoria Drive, Suite 450, Cincinnati, OH 45246

(513) 869-4335

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

Copy to:

Thomas G. Sheehan, Esq.

Bernstein Shur, Sawyer & Nelson

100 Middle Street

Portland, ME 04104-5029

(207) 228-7165

July 16, 2020

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $41,002,717.028 (20% of 5/29/20 NAV)(a)	Amount of Filing Fee: $5,322.15(b)

(a) Calculated as the aggregate maximum value of Institutional Shares being purchased.

(b) Calculated at $129.80 per $1,000,000 of the Transaction Valuation.

X Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,322.15

Form or Registration No.: SC TO-I

Filing Party: Peachtree Alternative Strategies Fund

Date Filed: July 16, 2020

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

X	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: X

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the U.S. Securities and Exchange Commission on July 16, 2020 by Peachtree Alternative Strategies Fund (the "Fund") in connection with an offer by the Fund to purchase Institutional Shares of the Fund ("Shares") from shareholders of that class ("Shareholders") in an aggregate amount of up to twenty percent (20%) of the Fund's net asset value as of September 30, 2020 subject to the terms and conditions set out in the related Offer to Purchase and Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed with the Statement on July 16, 2020.

This is the final amendment to the Statement and it is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

(1)	Shareholders who desired to tender their Shares, or a portion thereof, for purchase were required to submit their tenders prior to 11:59 P.M., Eastern Time, on August 14, 2020.

(2)	110,656.491 Shares were validly tendered and not withdrawn prior to the expiration of the Offer and all of those Shares were accepted for repurchase by the Fund in accordance with the terms of the Offer.

(3)	The Valuation Date of the Shares tendered pursuant to the Offer was September 30, 2020.

(4)	21 Shareholders tendered all of their Shares and received partial payment, in the form of promissory notes, of the repurchase price in accordance with the Statement and the promissory note[1]. 71 Shareholders tendered a portion of their Shares and received full payment of the repurchase price in the form of promissory notes. On November 5, 2020, the Fund paid the 92 Shareholders a total of $11,513,808.22, representing the amount currently payable under the promissory notes.

1 In accordance with the Statement and the promissory note, the Fund paid 95% of the value of the Shares as of the Valuation Date. A second and final payment of the remaining 5% of the value of the Shares as of the Valuation Date will be made within sixty (60) days of the completion of the next annual audit of the Fund by the Fund’s independent registered public accountant, which is expected to be approximately June 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

PEACHTREE ALTERNATIVE STRATEGIES FUND

By:	/s/ Ford Donohue
Name:	Ford Donohue
Title:	President, Principal Executive Officer

December 7, 2020

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